QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

B&G Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year Ended Dec. 28, 2013	Year Ended Dec. 29, 2012	Year Ended Dec. 31, 2011	Year Ended Jan. 1, 2011	Year Ended Jan. 2, 2010
Income before income tax expense	$80,892	$90,914	$76,804	$49,151	$28,665
Add:
Fixed charges	44,124	49,486	38,523	42,077	52,881

Income as adjusted	$125,016	$140,400	$115,327	$91,228	$81,546

Fixed charges:
Interest expense (excluding unrealized gain or loss on interest rate swap)	$41,813	$47,660	$36,675	$40,048	$50,973
Portion of rents representative of the interest factor	2,311	1,826	1,848	2,029	1,908

Fixed charges	$44,124	$49,486	$38,523	$42,077	$52,881

Ratio of earnings to fixed charges	2.8x	2.8x	3.0x	2.2x	1.5x

QuickLinks

  Exhibit 12.1
B&G Foods, Inc. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)